Exhibit 16.1

May 12, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We were previously principal accountants for Marina Biotech, Inc. and, under the date of October 10, 2012, we reported on the consolidated financial statements of Marina Biotech, Inc. as of and for the years ended December 31, 2011 and 2010. On May 6, 2014, we were notified that we had been dismissed.

We have read Marina Biotech, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated May 12, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Marina Biotech’s statement that the Company engaged Wolf & Company as principal accountants or that the change was authorized by the Board of Directors.

Very truly yours,

/s/ KPMG LLP

Seattle, WA